UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2016
001-35878
(Commission File Number)

Intelsat S.A.
(Translation of registrant’s name into English)

4 rue Albert Borschette
Luxembourg
Grand-Duchy of Luxembourg
L-1246
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 2, 2016, Intelsat S.A. made available materials relating to its 2016 Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders to be held on June 16, 2016.
The following proxy materials are available on Intelsat’s website at www.intelsat.com/investors:
Letters to shareholders regarding the 2016 Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders,
Proxy Statement and Proxy Card,
Annual Report on Form 20-F,
Statutory stand-alone financial statements of Intelsat S.A. for the accounting year ended December 31, 2015 in conformity with Luxembourg generally accepted accounting principles, and
Consolidated financial statements of Intelsat S.A. and its group for the accounting year ended on December 31, 2015, with IFRS reconciliation.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: May 2, 2016	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

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